March 14, 2019

John Wenger
Chief Financial Officer
Contact Gold Corp.
400 Burrard St., Suite 1050
Vancouver, BC
Canada V6C 3A6

       Re: Contact Gold Corp.
           Amendment No. 1 to Draft Offering Statement on Form 1-A Submitted February 27, 2019
           CIK No. 0001759352

Dear Mr. Wenger:

      We have reviewed your amended draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A submitted February 27, 2019

Description of Property, page 73

1. We note your response to comment 5 and we reissue the comment. Please revise to remove the estimates of historical mineralization.
2. We note your response to comment six. Additionally we note your disclosure on page 77 stating that you have drilled 93 holes and your disclosure on page 78 that includes approximately 53 holes that are listed in Table 4. Please revise to comment on the significance of the remaining 40 drill holes.
 John Wenger
Contact Gold Corp.
March 14, 2019
Page 2




       Please contact John Coleman, Mining Engineer at 202-551-3610 with engineering related questions. Please contact Ruairi Regan at 202-551-3269 or Brigitte Lippmann at 202-551-3713
with any other questions.



                                                         Sincerely,

FirstName LastNameJohn Wenger                            Division of
Corporation Finance
                                                         Office of Beverages,
Apparel and
Comapany NameContact Gold Corp.
                                                         Mining
March 14, 2019 Page 2
cc:       Kenneth Sam
FirstName LastName